Exhibit (d)(3)

Conmed Healthcare Management, Inc.
7250 Parkway Drive, Suite 400
Hanover, MD 21076

January 24, 2012

Correct Care Solutions, Inc.
3343 Perimeter Hill Dr. Ste 300
Nashville, TN, 37211
Attn: Jerry Boyle, President & CEO

Dear Mr. Boyle:

Conmed Healthcare Management, Inc. (together with its subsidiaries, the “Company” or “we”) has agreed to give Correct Care Solutions, Inc. (“You” or “Potential Investor”) access to certain non-public information about the Company for the purpose of considering a possible negotiated transaction with the Company (a “Possible Transaction”). In connection with your consideration of a Possible Transaction, the Company will furnish to you certain information concerning the Company. As a condition to our furnishing such information, you agree to treat all Company Evaluation Material (as defined below) in accordance with the provisions of this letter (this “Letter”) and to take or abstain from taking certain other actions herein set forth (it being understood that you are also agreeing to cause your Representatives, as defined below, to comply with the provisions hereof).

The term “Company Evaluation Material” as used in this Letter will mean all information and documents (including information or documents provided in written, oral, electronic or other form) which the Company or any of its affiliates or any of the officers, directors, employees, representatives, advisors, agents and/or “controlling persons” (within the meaning of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) of the Company or any of its affiliates, including the Company's financial advisor, (collectively, and together with the Company, the “Company Disclosing Parties”) furnishes or otherwise discloses to you or any of your officers, directors, employees, managers, co-investors, lenders, financing sources, affiliates, representatives, agents, advisors (including without limitation attorneys, accountants, consultants and financial advisors) acting on your behalf (collectively, the “Representatives”) in connection with your consideration of a Possible Transaction (including information contained on any computer tapes, computer disks or any other form of electronic or magnetic media) and specifically including, but not limited to, a Confidential Information Memorandum (the “CIM”), together with all analyses, compilations, studies or other documents, records or data (including information contained on any computer tapes, computer disks or any other form of electronic or magnetic media) prepared by you or any of the Representatives which contain or otherwise reflect or are generated from such information and documents. However, the term “Company Evaluation Material” does not include information which (i) is already in your possession, provided that such information is not known by you to be subject to another confidentiality agreement with or other obligation of secrecy to the Company or another party, (ii) is or becomes generally available to the public other than as a result of a disclosure by you or any Representative, (iii) becomes available to you or any Representative on a non-confidential basis from a source other than the Company Disclosing Parties, provided that such source is not known by you to be bound by a confidentiality agreement with or other obligation of secrecy to the Company or another party, (iv) is independently developed by you without reference to the Evaluation Material, or (v) is required to be disclosed by law.

You agree that the Company Evaluation Material will be used solely for the purpose of evaluating your interest in a Possible Transaction and for no other purpose. Such information will be kept confidential by you; provided, however, that (i) any of such information may be disclosed to your Representatives who need to know such information for the purpose of evaluating a Possible Transaction (it being understood that your Representatives will be informed by you of the confidential nature of such information and will agree to abide by this Letter and not to disclose any Company Evaluation Material to any other person), and (ii) any disclosure of such information may be made to which the Company consents in writing prior to such disclosure. It is expressly understood that your Representatives include Audax Management Company, LLC and its advisors who need to know such information to evaluate the potential transaction. You agree to be liable for any breach of this Letter by your Representatives.

In addition, without the prior written consent of the Company, you will not, and will direct and cause your Representatives not to, disclose to any person that Company Evaluation Material has been provided to you, the fact that any discussions are taking place concerning a Possible Transaction or any of the terms, conditions or other facts with respect to any such Possible Transaction, including the status thereof.

You hereby acknowledge that you are aware, and that you will advise your Representatives who are informed as to the matters which are the subject of this Letter, that the United States securities laws prohibit any person who has received material, non-public information from the Company from purchasing or selling securities of the Company (and options, warrants and rights relating thereto) or from communication of such information to any other person under circumstances in which it is reasonably foreseeable that such person (including without limitation any of your Representatives) is likely to purchase or sell such securities.

If you or any of your Representatives are requested or required to disclose any of the Company Evaluation Material under the terms of a valid and effective subpoena or order issued by a court of competent jurisdiction or by a governmental or administrative body, you will, to the extent feasible and legally permissible, provide the Company with prompt notice of such request or requirement, and reasonably cooperate with the Company so that it may, at its sole expense, seek a protective order or other appropriate remedy or, if appropriate, waive compliance with the terms of this Letter. If such protective order or other remedy is not obtained, and if the Company does waive compliance with the provisions hereof, you or your Representative may disclose only that portion of the Company Evaluation Material which you are advised by counsel that you or your Representative is legally required to disclose, and will exercise commercially reasonable efforts to obtain assurance that confidential treatment will be accorded such Company Evaluation Material. Disclosure made pursuant to this paragraph will not change your or your Representatives' confidentiality obligations pursuant to this Letter.

You agree that all (i) communications regarding any Possible Transaction, (ii) requests for additional information, and (iii) questions will all be submitted or directed to selected representatives of Cantor Fitzgerald & Co., the Company's financial advisor with respect to a Possible Transaction, on behalf of the Company, or to such other party or parties as may be designated in writing by a duly authorized executive officer of the Company. Contact information for the Company's representatives at Cantor Fitzgerald & Co. is included in the CIM.

You agree that for a period of one (1) year from the date hereof neither you nor any of your Representatives on behalf of you or any of your affiliates will, directly or indirectly, solicit for purposes of employment, employ, entice away, offer to employ or enter into any contract with any person to whom you are introduced in connection with this Transaction who is employed by the Company or any of its affiliates (other than through ads of general circulation or through the use of search firms not targeted towards the Company or its employees) as of the date of this letter or who becomes employed by the Company or any of its affiliates before the later of December 31, 2012 or the termination of discussions regarding a Possible Transaction between us. You also agree that until the earlier of (a) the consummation of a Possible Transaction between the Company and you or (b) one (1) year from the date hereof, neither you nor any of your Representatives on behalf of your or any of your affiliates will, without the prior written consent of the Company, initiate or maintain contact (except in the ordinary course of business) with any officer, director, employee, supplier, distributor, licensor, broker or customer of the Company for the purposes of obtaining information regarding the Company's operations, assets, prospects or finances. Neither you nor any of your Representatives will, for such one (1) year period, directly or indirectly, knowingly and purposefully approach, contact or solicit any clients, customers, suppliers or contacts of the Company for the purposes of interfering with the business relationship between the Company and such persons and/or entities.

You agree that for a period of one (1) year from the date hereof, unless specifically authorized in writing in advance by an authorized representative of the Company, neither you nor your affiliates (as defined in Rule 12b-2 under the Exchange Act), nor any person acting on behalf of or in concert with you or your affiliates, will in any manner, directly or indirectly, (i) acquire, agree to acquire or offer or assist, advise or encourage any other person in acquiring, by purchase or otherwise, any equity securities of the Company, any warrants or options to acquire such securities, any securities convertible into or exchangeable for such securities or any other right to acquire such securities; (ii) acquire or offer or propose to acquire or offer or agree or seek to acquire, by purchase or otherwise, any assets of the Company, (iii) enter into or offer to enter into any merger or other business combination involving the Company or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company; (iv) make, or in any way participate in, any “solicitation” of proxies or consents (whether or not relating to the election or removal of directors) within the meaning of Rule 14a-l under the Exchange Act with respect to any securities of the Company, or seek to advise or influence any person with respect to the voting of any securities of the Company or demand a copy of the stock ledger, list of stockholders, or any other books and records of the Company; (v) form, join, finance or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act), with respect to any securities of the Company; (vi) otherwise act, alone or in concert with others, to seek control or influence, in any manner, the management, Board of Directors or policies of the Company; (vii) have any discussions or enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other persons in connection with any of the foregoing, or make any investment in any other person that engages, or offers or proposes to engage, in any of the foregoing; or (viii) make any publicly disclosed proposal regarding any of the foregoing. You also agree during such period not to make any proposal, statement or inquiry, or disclose any intention, plan or arrangement (whether written or oral) inconsistent with the foregoing, or request the Company, directly or indirectly, to amend, waive or terminate any provision of this paragraph (including this sentence).

This Letter does not constitute or create any obligation of the Company to provide any Company Evaluation Material or other information to you, but merely defines the duties and obligations of you and your Representatives with respect to the Company Evaluation Material to the extent it may be disclosed or made available. Under no circumstances is the Company obligated to disclose or make available any information, including any Company Evaluation Material, which in its sole and absolute discretion it determines not to disclose. You acknowledge that neither the Company nor any of the Company Disclosing Parties has made or make any representation or warranty, express or implied, as to the accuracy or completeness of the Company Evaluation Material or any other information provided to you by the Company Disclosing Parties. You agree that neither the Company nor any of the Company Disclosing Parties will have any liability to you or your Representatives resulting from the use of the Company Evaluation Material. Only those representations or warranties that are expressly made to you in definitive agreements relating to a Possible Transaction when, and if executed, and subject to such limitations and restrictions as may be specified in such agreements, will have any legal effect.

Upon written request of any of the Company Disclosing Parties (a “Return Notice”), you will promptly return to the Company all copies of the Company Evaluation Material then in your possession or in the possession of any of your Representatives; provided, however, that you may promptly destroy any Company Evaluation Materials prepared by you or any of your Representatives (including any analyses, compilations, studies or other documents, records or data, and any material contained on any computer tapes, computer disks or any other form of electronic or magnetic media) in lieu of returning such materials. You hereby agree to confirm in a letter to the Company, delivered promptly following receipt of a Return Notice, that the return required hereunder and such destruction have been accomplished. Nothing herein requires you or your Representatives to erase any Evaluation Material that is in an archived computer backup system in accordance with your respective security and/or disaster recovery procedures and you and your Representatives may each retain copies of the Evaluation Material to the extent required to comply with legal, regulatory or internal documentation retention requirements.

You understand and agree that (i) the Company shall be free to conduct the process relating to a Possible Transaction as the Company in its sole discretion shall determine (including, without limitation, conduct of the due diligence process, negotiating with any of the prospective parties and entering into an agreement to effect a transaction without prior notice to you or any other person), (ii) any procedures relating to such Possible Transaction may be changed at any time without notice to you or any other person and (iii) you shall not have any rights or claims whatsoever against the Company or any Company Disclosing Party arising out of or relating to a Possible Transaction (other than any rights or claims arising out of any definitive agreement between the Company and you in accordance with its terms). We both acknowledge and agree that unless and until definitive agreements between the Company and Potential Investor with respect to a Possible Transaction between the Company and Potential Investor have been executed and delivered, neither Potential Investor nor the Company will be under any legal obligation of any kind whatsoever with respect to such a transaction, except, in the case of this Letter, for the matters specifically agreed to herein.

We both acknowledge and agree that money damages would be an inadequate remedy for the breach of this Letter because of the difficulty of ascertaining the amount of damages that would be suffered by the Company in the event of such breach. Therefore, you agree that, without limiting any other remedies which the Company may pursue, the Company shall be entitled to seek equitable relief, including without limitation specific performance of this Letter and injunctive relief against any breach or threatened breach hereof, as a remedy for any breach or threatened breach of this Letter, without having to show any likelihood of irreparable harm, and without having to prove that money damages would be an inadequate remedy. In the event of litigation arising directly from this Agreement, the prevailing party will be entitled to recover from the non-prevailing party all costs, including reasonable attorney's fees, related to such litigation, upon a final and binding order by a court of competent jurisdiction.

This Letter embodies the entire agreement and understanding of the parties hereto and supersedes any and all prior agreements, arrangements and understandings relating to the matters provided for herein. The agreements set forth herein may be modified or waived only by a separate writing by the Company and Potential Investor expressly modifying or waiving such agreements. It is further understood and agreed that no failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

This Letter will remain in effect for two (2) years from the date hereof; provided, however, that the obligation of the Company to disclose Company Evaluation Material will terminate upon the earliest to occur of (i) the parties entering into definitive agreements with respect to a Possible Transaction, (ii) the time either of us advises the other that it does not wish to continue discussions with respect to a Possible Transaction, or (iii) upon delivery of a Return Notice.

If any term, provision, covenant or restriction of this Letter is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Letter will remain in full force and effect and the invalid or unenforceable provision or term shall be replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable term or provision.

The term “person” as used in this Letter will be interpreted broadly to include, without limitation, any corporation, company, limited liability company, group, joint venture, partnership or other entity (whether governmental or non-governmental) or individual.

This Letter may be executed in counterparts and by facsimile, each of which will be deemed an original and together will constitute one and the same instrument.

The validity and interpretation of this Letter shall be governed by, and construed and enforced in accordance with, the laws of the State of New York applicable to agreements made and to be fully performed therein (excluding the conflicts of laws rules). You irrevocably (i) submit to the jurisdiction of any court of the State of New York or the United State District Court for the Southern District of the State of New York for the purpose of any suit, action, or other proceeding arising out of this Letter, or any of the agreements or transactions contemplated hereby (each a “Proceeding”), (ii) agree that all claims in respect of any Proceeding may be heard and determined in any such court, and (iii) waive, to the fullest extent permitted by law, any immunity you have acquired, or hereafter may acquire, from jurisdiction of any such court or from any legal process therein, and (iv) agree not to commence any Proceeding other than in such court, and waive, to the fullest extent permitted by applicable law, any claim that any such Proceeding is brought in an inconvenient forum.

The benefits of this Letter shall inure to the respective successors and assigns of the parties hereto and their successors and assigns and representatives, and the obligations and liabilities assumed in this Letter by the parties hereto shall be binding upon their respective successors and assigns.

This Letter is being delivered to you in duplicate. Kindly execute and return one copy of this Letter which will constitute our agreement with respect to the subject matter of this Letter.

Very truly yours,

By:	/s/ Richard W. Turner Richard W. Turner, Ph.D. Chairman and Chief Executive Officer

Accepted and Agreed to by:

By:	/s/ Jerry Boyle Correct Care Solutions, Inc. Name: Jerry Boyle Title: President & CEO

Date: 1/26/12